[Premiere Global Services Letterhead]

February 6, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-4

Dear Ladies and Gentlemen,

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Premiere Global Services, Inc., previously known as Premiere Technologies, Inc., (the “Registrant”) hereby requests immediate withdrawal of its registration statement on Form S-4 (File No. 333-25615), which was originally filed with the Securities and Exchange Commission (the “Commission”) on April 22, 1997, along with any amendments and exhibits (the “Registration Statement”).

        The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant determined not to proceed with the registration and sale of securities covered by the Registration Statement, and no securities have been sold or will be sold pursuant to the Registration Statement.

        It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Registrant receives notice from the Commission that this application will not be granted.

        If you have any questions regarding this application for withdrawal, please contact me at (404) 262-8502.

Very truly yours,

By:	/s/ Scott Askins Leonard

Scott Askins Leonard
SVP – Legal and General Counsel